UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 001-33961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HILL INTERNATIONAL, INC. 401(k)

RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

REQUIRED INFORMATION

The following financial statements of Hill International, Inc. 401(k) Retirement Savings Plan are being filed herewith:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

Hill International, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Hill International, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  The financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements.  The supplement schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in conformity with the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule of assets (held at year end) as of December 31, 2015 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

Iselin, New Jersey

June 24, 2016

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

	2015	2014
ASSETS
Investments at fair value	$59,706,034	$57,902,984
Investments at contract value	12,069,968	10,324,876
Total investments	71,776,002	68,227,860

Non-interest bearing cash	213	—

Receivables:
Notes receivable from participants	1,459,714	1,439,297
Employer contribution	—	31,044
Participants’ contributions	—	186,835
Total receivables	1,459,714	1,657,176

NET ASSETS AVAILABLE FOR BENEFITS	$73,235,929	$69,885,036

See accompanying notes to financial statements.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2015

ADDITIONS TO/(DEDUCTIONS FROM) NET ASSETS AVAILABLE FOR BENEFITS

Investment income:
Net depreciation in fair value of investments	$(246,381)
Interest	325,728
Dividends	643,546
722,893

Interest income on notes receivable from participants	50,121

Contributions:
Employer	905,643
Participants	7,140,248
Rollovers	601,333
8,647,224

Benefits paid to participants	(5,964,907)
Administrative expenses	(104,438)
(6,069,345)

NET INCREASE	3,350,893

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	69,885,036

END OF YEAR	$73,235,929

See accompanying notes to financial statements.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015

NOTE 1 — DESCRIPTION OF PLAN

The following brief description of the Hill International, Inc. 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all domestic employees of Hill International, Inc. (the “Sponsor”) who have thirty days of service and are age twenty-one or older, excluding bona fide residents of Puerto Rico, as defined in Internal Revenue Code Section 937, who do not have to pay U.S. income taxes on their Puerto Rico source income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). After meeting eligibility requirements, an employee can begin participating on the first day of the month coinciding with or next following the date on which the employee meets these requirements.

Contributions

Contributions from eligible participants and employer matching contributions are recorded in the month the related payroll deductions are made.  For the 2015 plan year, each participant could contribute up to 75% of pre-tax annual compensation up to a maximum of $18,000.  Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions up to an additional $6,000. These limits may change each year to correspond with the Internal Revenue Code.  The plan includes an automatic deferral feature. The amount that is automatically contributed to eligible employees’ accounts is equal to 3% of compensation unless the employee selects an alternative deferral amount or elects not to defer under the plan.  The Plan permits the Sponsor to make a discretionary matching contribution equal to a uniform percentage or dollar amount of the participants’ elective contributions; each year, the Sponsor will determine the formula for the discretionary matching contribution. Effective January 1, 2015, the Sponsor elected to make matching contributions which equaled one percent of the participants’ gross wages up to a maximum contribution of $2,650.  Half of the Sponsor’s contribution is used for open market purchases of the Sponsor’s common stock, which may be sold immediately by the participant.  The Plan limits participant investments in the Sponsor’s common stock to 50% of their account balance. Contributions to the Plan by highly compensated employees are subject to certain limitations. Plan assets are maintained at Prudential Trust Company and The Prudential Insurance Company of America (“Prudential”) and are invested at the election of the participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Sponsor’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately 100 percent vested in both employee and employer contributions, plus actual earnings thereon.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015

Notes Receivable from Participants

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s account balance, whichever is less.  Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest.  These loans are secured by the balance in the participant’s account.  Interest is based on the prime rate charged by local banks at the time of the loan’s initiation and is fixed for the term of the loan.  Loans may not exceed five years unless they are used to buy a participant’s principal residence, in which case the loan term cannot exceed ten years.  The loans are repaid ratably through payroll deductions.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.  At December 31, 2015, the loans mature at various dates through 2025 and bear interest at 3.25%.

Payment of Benefits

Distributions under the Plan are allowed for termination of employment, hardship (as defined by the Plan), retirement, or attainment of age 59 ½.  Distribution may also be made to the participant in the event of physical or mental disability or to a named beneficiary if the participant dies.  Distributions are made in a lump sum payment or by installment payments.

Administrative Expenses

Certain of the Plan’s administrative expenses are paid by the Sponsor, and certain Plan expenses are paid by the Plan.  A Plan expense account (the “ERISA account”) is maintained to hold revenue sharing funds the Plan receives from Prudential pursuant to an agreement.  These funds are available to pay qualified plan administrative expenses.  At December 31, 2015 and 2014, the ERISA account balance was $18,309 and $12,688, respectively.  During 2015, $104,438 was used to pay Plan expenses.  Any amounts remaining in the ERISA account at the end of a Plan year are allocated to participants during the subsequent year.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).  The financial statements of the Plan are prepared using the accrual basis of accounting.

Investments held by a defined-contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts.   Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015

contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

New Accounting Pronouncements

In July 2015, the FASB released ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”).  This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value.  Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value.  In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks.  The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated.  Self-directed brokerage accounts should be reported as a single type of investment.  The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end.  ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.

The Plan elected to early adopt the applicable parts of ASU 2015-12 which have been applied retrospectively to all periods presented.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015

NOTE 3 — FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the asset or liability; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investment assets measured at fair value.  There have been no changes in the methodologies used as of December 31, 2015 and 2014.

Money market funds — Valued at face value, which approximates fair value.

Mutual funds — Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Sponsor common stock — Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value at December 31, 2015 and 2014:

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015

Investment Assets at Fair Value at December 31, 2015

	Level 1	Total

Mutual funds	$55,409,281	$55,409,281
Sponsor common stock	4,296,753	4,296,753

Total investment assets in the fair value hierarchy	$59,706,034	$59,706,034

Investment Assets at Fair Value at December 31, 2014

	Level 1	Total

Mutual funds	$52,663,889	$52,663,889
Sponsor common stock	4,065,558	4,065,558
Money market fund	1,173,537	1,173,537

Total investment assets in the fair value hierarchy	$57,902,984	$57,902,984

Investment gains and losses (realized and unrealized) are reported in net depreciation in fair value of investments in the statement of changes in net assets available for benefits.

NOTE 4 — GUARANTEED INVESTMENT CONTRACT

The Plan has a fully benefit-responsive traditional investment contract with the Prudential Insurance Company of America (“Prudential”).  Prudential maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Prudential may not terminate the contract at any amount less than contract value.

Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan.  Interest is credited on contract balances using an old money/new money or “bucketed” approach.  Under this methodology, different interest crediting rates are applied to contributions based on the calendar quarter in which the contributions were made.  An interest crediting rate (“New Money Rate”) is established at the beginning of each calendar quarter.  The New Money Rate is applied to all contributions made to the product during that quarter.  Four New Money Rates and corresponding buckets are established each year.  These New Money Rates are guaranteed through December 31 of the following calendar year.  Upon the expiration of the New Money Rate guarantees, the rates for each of these buckets are reset and are then known as “Old Money Rates”.  Old Money Rates for each bucket are reset on an annual basis thereafter.  When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula.  The minimum crediting rate under the contract is 3.00%.  Withdrawals and transfers out are made on a pro-rata basis from all buckets.  The Plan may terminate the contract at any time subject to a market value adjustment as specified in the contract, however, under certain emergency conditions, the issuer may defer payment for a period of up to 365 days.  Additionally, the Plan may also terminate the contract without a market value adjustment by making withdrawals of the entire amount over a four-year period.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015

Because the guaranteed interest contract is fully benefit-responsive, contract value is the relevant measurement attribute.  Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, minus participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events may limit the ability of the Plan to transact at contract value with Prudential.  Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Sponsor or other Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal for the Plan, or (4) the failure of the trust to qualify for exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

NOTE 5 — RELATED PARTIES AND PARTIES IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Trust Company along with a guaranteed investment contract with the Prudential Insurance Company of America. The Prudential Trust Company is the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

As of December 31, 2015, the Plan owned 1,107,411 shares of the Sponsor’s common stock with a fair value of $4,296,753 and, as of December 31, 2014, the Plan owned 1,058,739 shares of the Sponsor’s common stock with a fair value of $4,065,558.  The Sponsor does not pay dividends on its common stock.

NOTE 6 — TAX STATUS

The Plan has adopted the Prudential Retirement Defined Contribution Prototype and Volume Submitter Plan.  On April 29, 2014, the Internal Revenue Service stated in an opinion letter that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirement of the Internal Revenue Code (“IRC”) and therefore, the related trust is exempt from taxation.  The Plan has been amended since receiving the letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that “more likely than not” (i.e., a likelihood greater than 50 percent) would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken.  Accordingly, the Plan has recognized no interest or penalties associated with any liability for unrecognized tax benefits.  The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.

NOTE 7 — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investments in general are exposed to various risks, such as interest rate, credit, and overall volatility risk, as well as risks related to the financial strength of Prudential.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015

investments will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments.  Accordingly, the valuation of investments at December 31, 2015 may not necessarily be indicative of the amounts that could be realized in a current market exchange.

NOTE 8 — MUTUAL FUND FEES

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees.  12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940.  These annual fees are used to pay for marketing and distribution costs of the funds.  These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

Hill International, Inc. 401(k) Retirement Savings Plan

As of December 31, 2015

EIN # 20-0953973

Plan # 003

Schedule H, Line 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

a. Parties	b. Identity of issuer,	c. Description
in	borrower, lessor,	of		e. Current
interest	or similar party	investment	d. Cost	value

	Mutual Funds
*	Prudential Mutual Funds	Prudential QMA Stock Index Fund Z	**	$12,628,065
*	Prudential Mutual Funds	Prudential Jennison Mid Cap Growth Fund Z	**	3,660,051
	PIMCO	PIMCO Total Return Fund A	**	2,770,017
	American Funds	AMCAP Fund	**	7,480,265
	Invesco Ltd.	Invesco Small Cap Value Fund A	**	4,820,259
	MFS Funds	MFS Total Return Fund A	**	4,870,127
	Oppenheimer Funds	Oppenheimer Global Opportunities Fund A	**	7,131,745
	Wells Fargo & Co.	Wells Fargo Adv Growth Class A	**	5,000,437
	Ivy Funds	Ivy Small Cap Growth I	**	453,351
	Hotchkis & Wiley Funds	Hotchkis & Wiley Value Opportunities A	**	461,615
	Blackrock	Blackrock Lifepath Retirement Investor A	**	951,675
	Blackrock	Blackrock Lifepath Index 2020 A	**	553,945
	Blackrock	Blackrock Lifepath Index 2025 A	**	1,120,469
	Blackrock	Blackrock Lifepath Index 2030 A	**	827,036
	Blackrock	Blackrock Lifepath Index 2035 A	**	463,790
	Blackrock	Blackrock Lifepath Index 2040 A	**	361,827
	Blackrock	Blackrock Lifepath Index 2045 A	**	532,008
	Blackrock	Blackrock Lifepath Index 2050 A	**	579,106
	Blackrock	Blackrock Lifepath Index 2055 A	**	743,493

	Common Stock
*	Hill International, Inc..	Common stock	**	4,296,753

	Guaranteed Investment Contract
*	The Prudential Insurance Co of America	Guaranteed Interest Account	**	12,069,968

*	Notes Receivable from Participants
	Notes receivable from participants, with interest at 3.25% maturing through 2025		—	1,459,714

	Total investments per Schedule H, Line 1f			$73,235,716

*	Indicates party-in-interest to the Plan, as defined by ERISA
**	Not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Dated: June 24, 2016	By:	/s/ Catherine H. Emma
		Printed Name:	Catherine H. Emma
		Title:	Plan Administrator

Hill International, Inc. 401(k) Retirement Savings Plan

Annual Report on Form 11-K

For the Year Ended December 31, 2015

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of EisnerAmper LLP, Independent Registered Public Accounting Firm